(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2005

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at September 30, 2005, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is made as of November 10, 2005. Additional information relating to the Company including a copy of the Company’s Annual Information Form, is available on Sedar at www.sedar.com.

OVERVIEW

The Company is a mineral exploration company with exploration properties in western Turkey, the provinces of Newfoundland and Labrador, Ontario and the Northwest Territories, Canada, and in Mexico. The Company is a discovery-stage mineral exploration company currently focused on exploring gold and uranium deposits.

In the first nine months of 2005, the Company has focused primarily on the exploration of its gold properties in western Turkey with an estimated exploration budget of $5,500,000, its Newfoundland and Labrador, Canada uranium properties with an exploration budget of $5,000,000 and its Chiapas, Mexico gold properties with an estimated budget of U.S. $500,000. Results from these programs are currently being analyzed. A follow-up 2,000 metre drill program and metallurgical testing has been approved for the Agi Dagi property in western Turkey. This additional work is expected to be completed by December with a budgeted cost of U.S. $500,000.

Exploration expenditures for the quarter ended September 30, 2005 and the nine months ended September 30, 2005 totaled $1,853,031 and $4,887,452 in Turkey and $214,694 and $644,213 in Mexico. The Company’s share of exploration expenditures for the quarter ended September 30, 2005 and nine months ended September 30, 2005 in Labrador, totaled $1,484,190 and $1,850,603, respectively. The Company expects minimal exploration of the Company’s remaining properties in Ontario and the Northwest Territories and has accordingly written-off the deferred exploration expenditures relating to these properties. Any exploration of these properties in the future will primarily be undertaken by joint venture partners satisfying the requirements of their respective option agreements.

Subsequent to quarter end, the Company finalized a property option agreement on the Dixie Lake property granting Grandview Gold Inc. an option to acquire a 51% interest in the property. In addition, the Company signed an option agreement with Minera Teck Cominco S.A. de C.V. (“Minera”), the Mexican subsidiary of Teck Cominco Limited (see Press Release dated November 8, 2005), whereby the Company can acquire a 100% interest, subject to back-in rights, in two drill ready properties located in the state of Jalisco, Mexico. The Company expects to mobilize quickly on these new Mexican projects and subject to some additional prospecting and sampling, may begin drilling on these properties before year-end or early in 2006.

On February 17, 2005, the Company completed a private placement financing, issuing a total of 7,270,000 units (the "Units") at a price of $1.75 per Unit for gross proceeds of $12,722,500. Each Unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Fronteer until February 17, 2007, at an exercise price of $2.75. In connection with the financing, the Company issued a further 202,695 Units to the agents (the “Agents”) as payment of part of their commission.

On May 25, 2005, the Company completed another private placement financing, issuing a total of 1,500,000 flow-through common shares at a price of $2.75. In connection with the financing, the Company paid a cash commission of $247,500 and issued 120,000 compensation options to the Agent. Each compensation option entitles the Agent to acquire one share of Fronteer at an exercise price of $3.00 until November 25, 2006. The funds have been dedicated to exploration of the Company’s mineral properties in Labrador.

In June 2005, the Company received approval of its listing application from the American Stock Exchange (“Amex”) and on June 29, 2005 the Company began trading on the Amex. Management anticipates that this new listing will provide additional liquidity and exposure of the Company to U.S. investors, long term.

On June 17 and August 17, 2005, the Company provided additional funding to Aurora Energy Inc. (“Aurora”) for total proceeds of $4,999,995, increasing its total interest to 57%. Aurora was formed in June 2005 as a joint-venture between the Company and Altius Minerals Inc. to hold the Labrador, Canada uranium portfolio. The excess of the purchase price over the Company’s share of the net assets acquired has been deferred as a cost of mineral properties.

RESULTS OF OPERATIONS
September 30, 2005 vs. September 30, 2004

The Company’s loss before discontinued operations for the quarter ended September 30, 2005 was $1,808,660 or $0.04 per share compared to $605,258 or $0.02 per share for the same period in the prior year. The Company’s loss before discontinued operations for the nine months ending September 30, 2005 totaled $3,331,347 or $0.08 per share as compared to a loss before discontinued operations of $2,206,871 or $0.07 per share for the same period in the prior year. Contributing to the period over period difference was an increase write-downs of exploration properties, stock-based compensation expense, wages and benefits expense, office and general expense, property investigations costs, listing and filing fees, and interest income and recoveries, offset by a decrease in promotion and advertising costs and management fees and a future income tax recovery.

During the nine months ended September 30, 2005, the Company wrote-off $1,369,122 of exploration expenditures associated with the Company’s properties in Ontario and Northwest Territories, Canada. The Company has no immediate plans for ongoing exploration of these properties.

Stock-based compensation expense decreased to $133,035 for the quarter as compared to $436,686 for the same period in the prior year. Stock-based compensation expense for the nine months ended September 30, 2005, was $925,557 compared to $661,764 for the same period in 2004. The Company issued a further 50,000 stock options to an employee during the quarter and a total of 812,500 for the nine months ended September 30, 2005. The Company continues to expense the value attributed to the options using the Black Scholes model, over the option vesting term.

Wages and benefits costs increased to $160,194 for the quarter and $467,324 for the nine month ended September 30, 2005 as compared to $99,678 and $197,422 respectively, for the same periods in the prior year. A large number of the Company’s employees were hired in May 2004. Prior to this date, individuals provided services to the Company on a consulting basis. In 2004, these consulting costs were charged directly to the expense category to which the services related including fees captured as management fees. In 2005 the Company hired additional staff commensurate with the growth in the Company and incurred severance costs. In addition, commencing January 1, 2005, the Company began to pay a quarterly fee to its Chairman and non-management directors. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration project can be identified.

Investor relations expense increased to $81,962 for the quarter and $242,266 for the nine months ended September 30, 2005, as compared to $16,396 in the quarter and $197,189 in the prior year. The increase in expense for the quarter is attributed to the timing of certain investor relations initiatives by the Company. Overall investor relations expense for the first nine months of 2005 is higher than the same period in 2004 as the company hired two investor relations consultants to assist in setting up meetings which were not contracted in 2004.

Office and general expenses increased to $58,737 for the quarter and $160,342 for the nine months ended September 30, 2005, as compared to $15,711 and $38,479 respectively for the same periods in 2004. The increase in costs is consistent with the increase in activity level of the Company over the same periods in the prior year and the increase in staff levels and insurance costs. Also, additional costs were incurred with respect to the opening of offices in Turkey and Mexico.

The Company incurred $81,990 of property investigation costs in the quarter and $150,965 for the first nine months of the year, compared to $5,638 and $68,466 respectively, for the same periods in of 2004. The 2005 costs to date relate to costs incurred by the Company attending to properties available under auction or acquisition in Turkey as compared to costs of property investigation in other jurisdictions in 2004.

Listing and filing fees, which includes transfer agent costs, increased to $9,858 for the quarter and $120,758 for the first nine months of 2005, as compared to $5,721 and $49,672 respectively, for the same periods in the prior year. The increase over the same quarter in 2004 is directly attributable to an increase in transfer agent fees due to warrant exercises, while the year over year change is attributable to the Amex listing fee and an increase in the basic Toronto Stock Exchange (“TSX”) annual maintenance fee and an increase in transfer agent fees.

Interest income increased to $127,613 during the quarter and to $354,722 for the year to date as compared to $58,184 and $129,583 respectively, for the same periods in the prior year. The increase is directly attributable to a higher average invested cash and short-term deposit balance in 2005 as compared to the same periods in 2004 combined with a slight increase in the effective yield on investments.

The Company recovers certain administrative office costs from joint venture partners through a management fee when the Company is the operator of a project on behalf of the joint venture. During the quarter and for the nine months ended September 2005 the Company’s exploration properties under joint-venture were inactive resulting in decreased recoveries as compared to the prior year.

Promotion and advertising costs increased to $160,899 for the quarter and decreased to $366,953 for the year to date as compared to $105,280 and $972,896 respectively for the same periods in the prior year. The year to date difference relates to a marketing and advertising campaign in the first and second quarter of 2004 totaling $766,277 that was not repeated in 2005 along with an increase in printing costs, and travel costs associated with attendance at various conferences that were not attended in 2004.

During the first quarter of 2005, the Company formally renounced to shareholders, the tax benefits of $1,100,000 of Canadian exploration expenses pursuant to an agreement from the October 2004 flow-through financing. As a result, the Company recognized the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset a future income tax liability arising when the Canadian exploration expenses were renounced.

The Company’s discontinued real estate joint venture incurred $25,329 of warranty repairs during the quarter and year to date as compared to nil for the quarter and $6,148 for the same periods in the prior year. Warranty costs are incurred as issues are identified. The Company has two years remaining before the warranty period expires.

Total assets at September 30, 2005 increased to $34,130,300 from $14,558,608 at December 31, 2004, primarily as a result of the completion of the February 17, 2005 and May 25, 2005 financings and the exercise of warrants and options during the year to date bringing in additional cash. Total cash flows from financing activities were $20,806,856 for the year to date compared to $9,319,770 for the same period in 2004.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Exploration Projects

On April 27, May 6 and October 19, 2004, the Company signed three separate Memorandums of Understanding (“MOU’s”) on five properties in western Turkey named the Agi Dagi Property, the Kirazli Property and the Biga Properties (three properties in total), respectively. During the quarter ended September 30, 2005, the Company incurred expenditures of $1,853,031 exploring these properties and acquired additional ground through staking at a cost of $6,176. Costs for the nine months ended September 30, 2005 incurred on acquisition and exploration expenses on these properties, including the value of common shares issued to Teck Cominco Limited total $5,678,377.

The 2005 drilling program commenced March 1, 2005 at the Agi Dagi Property. A total of 3,679 metres were drilled in the third quarter and 7,765 metres drilled year to date as compared to a budgeted total of 8,000 metres. In July 2005, the program was expanded to include an additional 2,000 metres of in-fill drilling and metallurgical testing of which 565 metres were drilled during the quarter. The Company is on plan and will complete the 10,000 metres of planned drilling by late November 2005. Exploration expenditures on Agi Dagi for the quarter and for the nine months ended September 30, 2005 were $1,148,421 and $2,740,207 respectively out of a planned budget for the year of $3,600,000.

During the nine months ended September 30, 2005, the Company issued 50,000 common shares with a value of $105,500 to Teck Cominco Limited as required under the MOU and incurred $194,846 of staking costs to acquire additional ground in and around the original property area.

The 2005 drill program has substantially increased the size of the Deli Zone at Agi Dagi which was initially discovered by the Company in November 2004. The Deli Zone which now encompasses an area of approximately 600 metres long by 500 metres wide has proven to be a be a significant area of resource potential. The Deli zone is located three kilometres to the north east of the property's main historical resource area, the Baba zone.

A third resource area, located to the northwest of the Baba zone called Ayitepe, was discovered during the 2005 drill program. Ayiteppe appears to be a potentially large tonnage resource area that may be targeted with additional drilling in 2006.

For the remainder of 2005, the Company plans to focus on completing the in-fill drilling, conducting resource modeling and metallurgical testing and will write a National Instrument 43-101 compliant resource report on the Agi Dagi property. At September 30, 2005, the Company has incurred approximately 71% of the U.S. $5,000,000 required to be spent on the Agi Dagi Property, in order to earn its 100% interest, using an estimated exchange rate of $0.80. The Company is currently developing a drill program for 2006 which will allow the Company to complete its earn-in by July 2006.

The 2005 drilling program on Kirazli commenced February 23, 2005. A total of 2,801 metres were drilled during the third quarter and 6,847 metres drilled to date. Budgeted metres for the 2005 program totaled 6,000 metres. Total exploration expenditures on Kirazli for the quarter were $600,089 and for the year to date was $1,966,059 out of a planned total budget for the year of $2,000,000. Year to date the Company issued 25,000 common shares with a value of $52,750 to Teck Cominco Limited as required under the MOU.

With successful results obtained to date, the Company anticipates continued drilling on Kirazli till late November 2005 with a total forecast of 7,250 metres drilled for the year. This will include at least one hole drilled for metallurgical testing.

The 2005 drill program has expanded the footprint of the original gold zone to approximately 1,000 metres long and 100 metres wide. The zone remains open to the north and south at depth. Along with significant gold mineralization, the 2005 program also identified areas within the gold resource that have potential for significant silver mineralization.

Plans for the remainder of the year include preparation of a National Instrument 43-101 compliant resource report by the end of the year. At September 30, 2005, the Company has incurred approximately 64% of the U.S. $3,000,000 required to be spent on the Kirazli Property in order to earn its 100% interest using an estimated exchange rate of $0.80. The Company is currently developing a drill program for 2006 which will allow the Company to complete its earn-in by July 2006.

During the quarter, the Company incurred costs on the Biga Properties totaling $107,801 including costs of staking and acquiring land by auction, for a year to date total of $455,953 as compared to a budget for the year of $500,000. Year to date the Company also issued 111,930 common shares with a value of $129,086, to Teck Cominco Limited as required under the MOU. The Company has met the minimum required expenditure for the year of U.S. $200,000, under the Biga MOU.

The 2005 exploration program on the Biga Properties has focused on prospecting, mapping and sampling as well as the evaluation and acquisition of other claims and licenses through staking and government auction within this large regional area. The Company is currently planning its 2006 program for the area

As of September 30, 2005, the Company has incurred approximately 18% of the U.S. $2,000,000 required to be spent on the Biga Properties in order to earn its 100% interest using an estimated exchange rate of $0.80.

In the second quarter, the Company acquired two licenses by auction in the Balikesir province of Turkey, called the Samli Property, at a total cost of approximately $21,371. These properties are adjacent to an existing iron-oxide-copper-gold type iron mine with copper grades of 1-2% and unknown gold content. The Company is investigating whether it can acquire a larger land package in the area from existing license holders. No immediate plans have been made for further exploration of this Property at this time.

During the second quarter, the Company re-structured its relationship with Altius Minerals Inc. (“Altius”), the Company’s partner on the Labrador Property. The Company and Altius have each transferred their respective 50% interest in the Labrador Property to a new company called Aurora Energy Inc. (“Aurora”), initially owned 52% by the Company and 48% by Altius, while Altius also retained a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals. To finance the $5,000,000 exploration program, the Company has subscribed for $4,999,995 of additional common shares of Aurora, thereby increasing its ownership percentage to 57%. The Company is the operator of Aurora and is conducting all exploration on the Property this summer.

Under the terms of this new shareholder's agreement, Altius or the Altius Group will retain a one-time right to earn back to a 50% ownership interest, triggered if Aurora is not taken public by June 17, 2006 (or later if extended by mutual consent). The Company is in discussions with the investment banking community to determine if market interest exists for an offering of Aurora’s common shares and to determine if a public offering of Aurora’s shares makes sense to the Company’s shareholders.

The Company accounts for its interest in Aurora as a joint venture and proportionately consolidates its results.

The Company’s share of exploration and acquisition expenditures in Labrador for the quarter was $1,484,190 and for the nine months ended September 30, 2005, totaled $1,775,523, net of cost recoveries. Included in the balance of exploration properties and deferred exploration properties is an additional $3,195,539 offset by a future income tax liability of $1,137,612, representing the balance of the purchase price allocation from the Company’s acquisition of the additional 5% interest in Aurora.

The Company has nearly completed the drilling under the 2005 exploration program with the majority of drill results still with the assay lab. The Company estimates that by the end of the year, a total of $4,500,000 of the $5,000,000 budget will have been spent, with a total of 9,400 metres drilled down from an original estimate of 11,000 metres. Overall metres drilled will be less than planned due to adverse weather conditions, slower than anticipated drilling rates and increased helicopter and plane support costs, which reduced funds available for drilling.

The Company anticipates completion of a National Instrument 43-101 compliant resource report on the Michelin Deposit, by the end of 20051.

During the quarter, the Company, through its wholly owned subsidiary Fronteer de Mexico S.A. de C.V. continued to gather data from a stream sediment sampling program in hopes of identifying drill targets by the end of the year. During the quarter, the Company incurred exploration expenditures totaling $214,694 on the properties. Year to date exploration expenditures total $644,213. The initial budget of U.S. $500,000 has been expanded to accommodate follow up of results from the initial sampling program.

__________________________________
1 Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for the Company on this project. Uranium resources referred to for the Michelin Deposit are historical in nature. They were calculated by Brinex in the 1970’s and are not compliant with National Instrument 43-101. The historical calculations include reserves in the proven, probable and possible categories, and were based upon extensive diamond drilling and underground sampling. At the time of this MD&A, the Company has not undertaken any independent investigation of the resource estimate nor has it independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon.

Subsequent to quarter end, the Company entered into an agreement with Minera, whereby the Company can acquire a 100% interest in both the Clara and San Pedro projects, located in the state of Jalisco, Mexico. To earn its 100% interest the Company must spend a total of U.S. $2.0 million over four years on exploration. A minimum of U.S. $500,000 must be spent on a property before the 100% interest in a property is earned.

Upon vesting, Minera will retain a 1.5% - 2% net smelter royalty, depending on the price of gold. Minera will retain a back-in right to each project which must be exercised within 60 days of Fronteer expending U.S. $2.0 million and earning its interest in such project. Minera will also retain a 1.5% - 2% net smelter royalty, on each project which will be extinguished for a project if Minera earns back an interest.

Minera’s back-in right allows it to earn an initial 51% interest in each project individually by incurring twice Fronteer’s expenditures on such project over three years, with a firm first year work commitment of 25% of Fronteer’s expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

A finders fee of U.S. $12,500 was due on closing and a further U.S. $150,000 is payable once a property is put into production, at a minimum of 80% plant design capacity for a minimum of three months.

The Company will be developing an exploration plan for these properties over the remainder of the year.

On July 10, 2005, the Company received notice from Alberta Star Development Inc. (“Alberta Star”) that Alberta Star would not be continuing work on the Dixie Lake Property (“Dixie”) and therefore was formally dropping its option.

In October 2005, the Company signed a definitive agreement with Grandview Gold Inc. (“Grandview”), whereby Grandview can earn a 51% interest in Dixie by incurring $300,000 in exploration expenditures and paying $75,000 to the underlying property vendor. The Company has paid 20,000 common shares of the Company that were due to the underlying property vendor. Given that the Company had no further plans to work the property, a total of $227,212 of deferred exploration expenditures were written off.

The Company re-evaluated its remaining properties in Ontario and the Northwest Territories. Given that the Company has no further plans to work these properties, a total of $1,141,910 of deferred exploration expenditures associated with these properties were written off in the third quarter.

Real Estate Development Joint Venture

The Company continues to hold a 50% interest in its original real estate joint venture. The Company holds its interest in the joint venture through a 50% interest in Berkley Homes (Pickering) Inc. The joint venture continues to have restricted cash on deposit of approximately $92,000 to cover potential warranty claims on the real estate development projects. The Company was required to make warranty repairs totaling $25,329 in the quarter. The Company has approximately 2 years left under the terms of the warranty.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters

	Sep 2005	Jun 2005	Mar 2005	Dec 2004

Loss before discontinued operations	$(1,808,660)	$(1,264,730)	$(289,075)	$(2,228,002)

Basic and diluted loss per share before
discontinued operations	$(0.04)	$(0.03)	$(0.01)	$(0.07)

Net loss for the period	$(1,833,989)	$(1,264,730)	$(289,075)	$(2,228,002)

Basic and diluted loss
per share for the period	$(0.04)	$(0.03)	$(0.01)	$(0.07)

	Sep 2004	Jun 2004	Mar 2004	Dec 2003

Income (loss) before discontinued
operations	$(605,258)	$(847,595)	$(754,018)	$(282,921)

Basic and diluted loss per share before
discontinued operations	$(0.02)	$(0.03)	$(0.03)	$(0.01)

Net income (loss) for the period	$(605,258)	$(853,544)	$(754,217)	$(299,511)

Basic and diluted income (loss)
per share for the period	$(0.02)	$(0.03)	$(0.03)	$(0.01)

The loss for the quarter ended September 30, 2005 includes write-downs to exploration properties totaling $1,144,414.

The loss for the quarter ended June 30, 2005 includes stock-based compensation of $483,979 primarily arising from the issuance of 512,500 employee and consultant stock options and a write-down to exploration property costs of $224,708.

The loss for the quarter ended March 31, 2005 was reduced by the benefit of previously unrecognized future income tax assets in the amount of $391,600 realized to offset a future income tax liability arising when $1,100,000 of Canadian exploration expenses were renounced to shareholders as part of a flow through share financing.

The significant increase in the net loss for the quarter ended December 31, 2004 is attributable to an additional stock option expense of $1,517,980 for options granted in the fourth quarter as well as management’s re-evaluation of the assumptions used in its option pricing model. The Company also completed the evaluation of its various mineral property costs which resulted in a write-down of various mineral properties by $251,421.

The quarters ended March 31, 2004 and June 30, 2004 saw an increase in promotion and advertising expenses associated with an advertising campaign and corporate logo and branding consulting services, resulting in an increased loss for the period.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financings as well as the exercise of warrants and options to fund its exploration and administrative operating costs.

The Company has the following contractual obligations at September 30, 2005:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$72,788	$53,049	$19,739	Nil	Nil
Exploration commitment (1)	U.S.$250,000	U.S.$250,000	Nil	Nil	Nil

(1)	The Company has a firm commitment to spend U.S. $250,000 on exploration of the San Pedro and Clara properties in Jalisco, Mexico by September 30, 2006.

At September 30, 2005, the Company had cash and short-term deposits on its balance sheet of $18,519,112 and working capital of $18,586,396 as compared to cash and short-term deposits of $9,574,921 and working capital of $9,323,034 at December 31, 2004. The change in cash and working capital of $8,944,191 and $9,263,362 respectively, is primarily due to the receipt of proceeds of $20,806,856 from financing activities, including the exercise of stock options and warrants, offset by exploration expenditures of $9,952,110 and cash used in operations of $1,723,381 during the year to date.

Subsequent to quarter end, the Company received a further $510,367 from the exercise of additional 454,569 warrants and employee stock options. As at November 10, 2005, the Company has cash and short-term deposits of approximately $17,400,000 on its balance sheet and working capital of approximately $18,000,000, including the Company’s 57% proportional interest of the cash and working capital of Aurora. At this time, the Company believes that this is sufficient to fund its currently planned exploration budgets and administrative operating costs for the next 12 months. The Company has exploration expenditures planned for the remainder of 2005 of approximately $200,000 on its Turkish properties, $670,000 for the Labrador properties and U.S. $60,000 in Mexico. The Company expects that cash flow used in operations will be approximately $275,000 for the remainder of 2005.

In May 2005, the Company announced a flow-through share offering to issue up to 1,500,000 common shares at a price of $2.75 per Share. The agent (the "Agent") was paid a cash commission of 6% of the gross proceeds raised, and compensation options equal to 8% of the number of common shares sold. Each compensation option shall entitle the Agent to acquire one common share of the Company at an exercise price of $3.00 for a period of 18 months from the closing date.

Proceeds of the offering are being used for exploration expenditures in Canada that qualify as Canadian Exploration Expenses as defined in the Income Tax Act and will be renounced for the 2005 taxation year.

The Company currently has no debt. The Company has long term lease commitments for the Company’s operating premises and office equipment. Cash flows required under these lease agreements total $72,788 over the remainder of the lease terms along with a firm commitment to spend U.S. $250,000 exploring the newly optioned San Pedro and Clara properties, by September 30, 2006.

The Company does not anticipate any significant environmental liabilities in the remainder of 2005.

CAPITAL RESOURCES

The Company has warrants and stock options outstanding which could potentially bring an additional $21,050,000 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

On or before April 30, 2006, the Company is required to have spent on a cumulative basis, U.S. $2,000,000 on Agi Dagi and U.S. $500,000 on Kirazli. Expenditures incurred to date have meant the Company has met these commitments. Expenditures in excess of required amounts in a given year are carried forward to offset required expenditures in subsequent periods.

The Company is committed on a best efforts basis to incur $4,125,000 in qualifying expenditures on its Labrador properties by May 2007, as a result of a May 25, 2005 flow-through financing. Current exploration expenditure forecasts for these properties indicate this commitment will be met in 2006.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements other than expenditures committed under the San Pedro and Clara property option agreement as discussed above.

TRANSACTIONS WITH RELATED PARTIES

As of September 30, 2005, the Company has paid or accrued legal fees and expenses of $20,664 to a law firm of which a director is a partner.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets including its exploration property interests at quarter end and does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for the property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

PROPOSED TRANSACTIONS

The Company continues to review opportunities to acquire additional exploration projects. The Company evaluates these opportunities and if warranted, may decide to complete a transaction to acquire an interest in a property. These transactions may require up front cash payments, exploration expenditure commitments over several years or a commitment to issue a number of common shares. There is a possibility that any given new project could have a substantial effect on existing cash flows and operations. During the quarter the Company was presented with a number of opportunities which it continues to review. The Company has made no firm commitment to participate in any new project at this time other than those disclosed in this MD&A. If a new project is material to the operations of the Company, the Company will be required to obtain regulatory approval prior to completing the transaction.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the Company adopted the new CICA Handbook recommendation contained in Section 3870 regarding stock-based compensation expense for awards of stock options granted to employees.

The recommendation requires recognition of an expense arising from stock options granted to both employees and non employees at the date of grant, in an amount equal to the fair market value of the options granted. The recommendation required calculation of an expense for all options granted to employees subsequent to January 1, 2002.

The recommendation offered the choice of restating prior year’s amounts to include a compensation expense for prior years or adjusting opening retained earnings of the current period to reflect the cumulative effect of the change on prior periods. The Company chose the second alternative and adjusted opening deficit by $242,094.

Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook recommendation contained in Section 3063 relating to impairment of long lived assets. The Company reviews and evaluates its long lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations. Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts. There was no impact on the financial statements resulting from the implementation of this new standard.

Effective January 1, 2004 the Company adopted the new standard of the CICA Handbook recommendation contained in Section 3110 relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard, the liability is accreted over time through periodic charges to earnings. There was no impact on the financial statements resulting from the implementation of this new standard.

NEW ACCOUNTING PRONOUNCEMENTS

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

New Handbook Section 3865 - Hedges is optional and provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

New Handbook section 1530 - Comprehensive Income, introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is no longer due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has no available for sale investments on its balance sheet.

The effective date of this Section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends on adopting the standard in its fiscal year ending December 31, 2007.

In June 2003, the CICA issued a new accounting guideline ACG-15 - Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. The Company does not expect this new guideline will have any impact on the consolidated financial statements at this time.

FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts receivable, and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy, principally in guaranteed investment certificates. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily derived from expenditures incurred on mineral properties for which the Company is subject to joint venture and therefore entitled to reimbursement of a percentage of the expenditures. The Company performs ongoing evaluation of its joint venture partners’ financial condition and, in all cases, requires no collateral from its joint venture partners’. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At September 30, 2005, the Company had accounts receivable of $115,528 due from joint venture partners, Altius, Alberta Star and NMVI, all located in Canada.

At September 30, 2005, the fair values of trade and other receivables approximate their carrying values because of the short-term nature of these instruments.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to November 10, 2005.

# of common shares
Balance, September 30, 2005	47,848,113
Shares issued on exercise of warrants	228,569
Shares issued on exercise of options	226,000
Shares issued for mineral property	20,000

Balance, November 10, 2005	48,322,682

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

RISK FACTORS

The Company’s activities involve significant risks which careful evaluation, experience and knowledge, may not, in some cases, eliminate. These risks include risks associated with the mining exploration industry, the financial markets, metal prices and foreign operations, all of which are described in the Company’s MD&A for the year ended December 31, 2004.

OUTLOOK

The Company is completing its exploration programs for 2005 and for the remainder of the year will focus its efforts on evaluating results, ongoing data interpretation and modeling and will work towards completing National Instrument 43-101 compliant resource estimates on the Agi Dagi and Kirazli properties in Turkey and the historic Michelin Deposit in Labrador. The Company also anticipates identifying drill targets on its Chiapas properties and newly optioned San Pedro and Clara properties in Mexico, by year end.

Over the next few months the Company will develop drill programs and exploration budgets for its properties with the goal of continuing to expand the resource in the Michelin Deposit and completing its expenditure requirement and earning 100% of the Agi Dagi and Kirazli properties in Turkey.

/s/ Mark O’Dea	/s/ Sean Tetzlaff
Mark O’Dea	Sean Tetzlaff
President	CFO, Corporate Secretary

November 10, 2005